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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD STREET, VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Kiska Drills 114.9 metres of 1.251 g/t gold and 0.23% copper (1.74 g/t gold-equivalent) at Island Mountain,  Whistler Project, Alaska

KSK10-28

Vancouver, BC – November 2, 2010:  Kiska Metals Corporation (“Kiska” or the “Company”) is pleased to report additional results of exploration drilling at Island Mountain, located 23 kilometres south of the Whistler Deposit at the Company’s wholly-owned Whistler Project, Alaska. Hole IM10-013 was collared 110 metres northwest of the discovery hole and intersected 114.9 metres of 1.251 g/t gold, 4.0 g/t silver and 0.23% copper (1.74 g/t gold equivalent). This hole marks the first intersection of classic porphyry-style gold and copper mineralization at Island Mountain.

“We are certainly in the early stages of our interpretation of Island Mountain, but hole 13 is the best hole drilled to date. The recognition of classic porphyry-style mineralization suggests that the breccia bodies and Lower Zone styles of mineralization could be peripheral to a larger porphyry system laterally and at depth.” stated Jason Weber, P.Geo., President and CEO of Kiska Metals. “In addition, this hole demonstrates that the mineralizing system can produce broad zones of gold and copper mineralization as well as high grade.”

IM10-013 was drilled 110 metres northwest of the discovery hole (IM09-001) at an azimuth of 090 and a dip of -45 degrees. This hole intersected 252.0 metres of 0.707 g/t gold, 2.6 g/t silver and 0.15% copper (1.02 g/t gold equivalent) beginning at a depth of 42.0 metres and includes the higher grade 114.9 metre interval of 1.251 g/t gold, 4.0 g/t silver and 0.23% copper (1.74 g/t gold equivalent) from a depth of 50.1 metres. The bulk of this interval is diorite with disseminated chalcopyrite + pyrrhotite in association with K-feldspar and biotite alteration which represents the first appearance of more typical potassic porphyry-style alteration and mineralization at Island Mountain. The geological interval of 181 to 265 metres is comprised of copper-gold mineralized hydrothermal breccia correlative with the Breccia Zone encountered in the discovery hole and holes IM10-004, 010, 011, 008 and 009 (previous news release dated October, 25, 2010). Beyond the eastern edge of the breccia at 265 metres, disseminated gold-pyrrhotite mineralization is of the Lower Zone-style like that intersected in the eastern extremes of previously reported drill holes. Adjacent drill holes north and south suggest additional Lower Zone-style mineralization may lie further to the east of the termination of hole IM10-013. A plan map and cross-sections can be found at Kiska’s website http://www.kiskametals.com/s/Whistler.asp?ReportID=405126.

Results from Hole IM10-013 indicate that gold-copper mineralization is open at depth and to the northwest of the Discovery Breccia, where recent surface work has mapped intrusive and hydrothermal breccias for a strike length in excess of 800 metres as well as expansive areas of altered and mineralized diorite intrusive rocks.

Extensive surface geochemical results are being compiled and will be used to guide aggressive drilling at Island Mountain in 2011 focusing on both continued expansion of the discovery zones and investigation of numerous other distinct targets.

Table 1: Island Mountain Hole IM10-013 - Significant Drill Intersections

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold eq.* (g/t)
IM10-013	42.0	404.0	362.0	0.557	2.0	0.11	0.80
Including	42.0	294.0	252.0	0.707	2.6	0.15	1.02
Porphyry-style	50.1	165.0	114.9	1.251	4.0	0.23	1.74
Lower Zone	265.0	294.0	29.0	0.481	1.9	0.12	0.74
Lower Zone	395.0	404.0	9.0	0.829	1.0	0.05	0.94

*Gold equivalent calculations based on full recoveries and $550 per ounce gold, $8 per ounce silver, $1.50 per pound copper.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler Project, Alaska, which includes a multi-million ounce gold-copper resource and excellent exploration potential.  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers.

Qualified Person Statement

The content of this release has been reviewed by Mark Baknes, P. Geo., Vice President of Exploration of Kiska Metals Corporation. Mr. Baknes is a Qualified Person as defined under the terms of National Instrument 43-101. Rock samples were prepared for assay at ALS Chemex labs in Fairbanks, Alaska, and analyzed for multiple elements at ALS Chemex labs in North Vancouver, British Columbia.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.